April 20, 2005

Philip A. Shiels
Chief Financial Officer
ASI Entertainment, Inc.
1/12, Candlebark Court
Research, Victoria 3095 Australia

Re: ASI Entertainment
Form 10-KSB for the year ended June 30, 2004
Commission File Number: 0-27881

Dear Mr. Shiels,

We have reviewed your February 4, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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1. Refer to our previous comment 2.   In your Form 10-KSB, you identify four major product lines: in-flight email service, in-flight internet service, electronic flight logs, and package tracking using radio frequency identification and GPS in concert. You also state that revenue is generated through the supply of equipment, sale of advertising space, and commissions received from sent email and internet time purchased during flight.   It appears that you have not yet earned any revenue from most of the products and services described in the business section of your Form 10-KSB. Please revise your Business and MD & A discussions and your footnote disclosures to clearly identify and describe those specific products and services from which you have earned revenue during the periods for which incomes statements have been presented. Separately identify and describe those revenue sources from which you hope to earn revenue as your business develops. Your current disclosures are confusing.

2. As a related matter, given your activities to date, it may not be appropriate to present line items such as cost of sales and gross profit on the face of your income statement. Instead, it may be more appropriate to present operating expenses as a group. Please consider in future filings.

3. Refer to our previous comments 2 and 4. Our previous comments and your previous responses have indicated that the G3CARS product is internally-developed software to be sold to external customers and, as such, is subject to the disclosure requirements of paragraph 11 of SFAS 86.   Your responses to our previous comments 2 and 4 indicate that there is no amortization expense associated with this software as these have been expensed as incurred. Supplementally explain to us why you did not capitalize costs incurred from the time of technological feasibility to the time the product was placed into service. Include in your response the costs expensed during the above referenced period and the expected life of your product.

4. Refer to our previous comment 5. Please confirm to us that you will revise your disclosure to indicate the policy on allowance for doubtful accounts as discussed in your most recent response.

5. Refer to our previous comment 8. Please revise your revenue recognition policy note to indicate your specific recognition policy for each product line as described in your Form 10-KSB. This note should include the specific indicators you use to determine when revenue is recognizable.   For example, you should include a discussion of revenue recognition on the sale of the equipment associated with the email and internet systems separately from the discussion of your recognition policies associated with the ongoing services revenue. Please include a copy of your revised note with your response.

6. Refer to our previous comment 9. Please revise your disclosure to include a detailed description of the terms of the conversion of such amounts to equity. Refer to paragraph 2 of SFAS 57.

7. Refer to our previous comments 11, 12, and 13. Please explain to us why the charges taken are not considered impairment charges, and how, if the product is not currently a revenue producing product, the discounted cash flow analysis supports taking such a charge ratably over a period as opposed to a single impairment event. Include in your response the basis in GAAP for your conclusion. If you cannot provide a basis in GAAP for your conclusion, please reevaluate your impairment analysis as of the latest balance sheet date, supplementally provide us with your conclusion including the value of the difference, and revise your financial statements accordingly.

8. Refer to our previous comment 11. We note from your response that you intend to sell the equipment within the current fiscal year. Please explain to us how you have considered the classification of these assets as assets held for sale. Include in your response how you have reassessed impairment of these assets in light of your intent to sell and the expected sales price. Refer to the guidance in paragraph 30 of SFAS 144.

9. Refer to our previous comment 12. Please revise your fixed asset disclosure to indicate the details of how ACAMS functions and its purpose as described in your most recent response. Include the current stage of FAA approval in your disclosure as presented in your response. Consider revising your MD & A to include a section related to product development and the FAA certification progress.

10. Refer to our previous comment 15. Please revise your disclosure within your stockholders' equity note to fully and completely explain the facts and circumstances surrounding the issuance of units consisting of common stock and stock options. Include in this disclosure the number of shares of common stock and the number of warrants included in each unit issued, the purchase price for each unit, the market value of the common stock, the Black-Scholes value of the warrants issued on an individual and aggregate basis, and how you have recorded this transaction in the financial statements. Include a copy of this draft disclosure with your response. We may have further comment on receipt of your response.

11. Refer to our previous comment 16. Please revise your disclosure within your stockholders' equity note to include the explanations of the issuances included in your response. Please also expand this explanation to include the expense associated with each issuance as well as the specific services provided. For example, you should briefly describe the legal services provided by Searchlight Securities. Include a draft of your proposed disclosure with your response.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy McGann at 202-942-2885 or Margery Reich at 202-942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-942-1995 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief